EXHIBIT D TO THE DISCLOSURE DOCUMENT

FINANCIAL STATEMENTS

EPIC GLOBAL FRANCHISING, LLC.

Financial Statements

December 31, 2016

(With Independent Auditors' Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
5901 SW 74 STREET, SUITE 300
SOUTH MIAMI, FLORIDA 33143
TEL. (305) 669-4170
FAX (305) 669-4173

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Epic Global Franchising, LLC.

Report on the Financial Statements

We have audited the accompanying financial statements of Epic Global Franchising, LLC., which comprise the balance sheet as of December 31, 2016 and the related statements of operations and member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an

opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epic Global Franchising, LLC., as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
February 9, 2017

EPIC GLOBAL FRANCHISING, LLC.

Balance Sheet

December 31, 2016

Assets	
Cash	$ 55,505
Total assets	$ 55,505
Liabilities and Members’ Equity	
Liabilities	$ -
Members’ Equity	55,505
Total Members’ Equity	55,505
Total Liabilities and Members’ Equity	$ 55,505

See accompanying notes to financial statements.

EPIC GLOBAL FRANCHISING, LLC.

Statement of Operations and Member's Equity

For the Year Ended December 31, 2016

Revenues:	
Franchise sales	$ 37,500
Other revenue	10,078
	47,578
Expenses:	
Marketing, franchise fees and operating costs	45,770
Bank fees	134
Office and other expenses	1,263
Utilities	602
Professional fees	5,000
Total expenses	52,769
Net loss	(5,191)
Contributions	60,696
Member's Equity, beginning of period	-
Member's Equity, end of period	$ 55,505

See accompanying notes to financial statements.

EPIC GLOBAL FRANCHISING, LLC.

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (5,191)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	-
(Increase) decrease in assets:	
Other assets	-
Accounts receivable	-
Increase (decrease) in liabilities:	
Accounts payable and deferred revenue	-
Net cash used by operating activities	(5,191)
Cash flows from investing activities:	
Fixed asset dispositions, net	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Contributions	60,696
Net cash provided by financing activities	60,696
Net increase in cash and cash equivalents	55,505
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 55,505
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

EPIC GLOBAL FRANCHISING, LLC.

Notes to Financial Statements

December 31, 2016

1. ***Summary of Significant Accounting Policies***

Epic Global Franchising, LLC. ("Company") was formed in the State of Florida in August of 2015. The principal purpose of the Company is to offer and sell franchises that provide a total body training program for individuals of any fitness level following the Epic Hybrid Training method(s).

a) ***Method of Accounting***

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) ***Property and Equipment***

Property and equipment will be stated at cost. Depreciation will be computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation will be computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred.

c) ***Franchise Revenues***

Income will principally be comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards No. 45, which requires that franchise fees from area franchise sales be recognized, net of an allowance for uncollectible amounts, only when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. Generally, these services include training and support in approving franchisee's site selection.

EPIC GLOBAL FRANCHISING, LLC.

Notes to Financial Statements

December 31, 2016

1. ***Summary of Significant Accounting Policies*** *– (Cont.)*

d) ***Accounts Receivable***

Trade accounts receivable will consist of amounts due for franchise sales, will be carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are to be periodically evaluated for collectibility based on past credit history with customers and their current financial condition.

The Company will use the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2016, a total of $0 in accounts were reserved.

e) ***Income Taxes***

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation for all its taxable years. A Limited Liability Corporation is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the member(s).

f) ***Cash Flows***

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g) ***Pervasiveness of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. ***Summary of Significant Accounting Policies*** ***– (Cont.)***

h) ***Long-Lived Assets***

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

i) ***Concentration of Credit Risk***

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial stability.

2. ***Franchisee Supplies***

Franchisee may purchase some of their required inventory from the Company. Franchisee related inventory or supplies were not considered at the time of this audit.

3. ***Accounts Receivable***

At December 31, 2016 the company is owed $0 from the sale of franchises. Management reviews any outstanding balance to determine if balance is fully collectible.

4. *Property and Equipment*

Property and equipment at December 31, 2016, consists of the following:

Computer	$ -
Office furniture and equipment	-
	-
Less accumulated depreciation	-
	$ -

Depreciation expense for the period ended on December 31, 2016 amounted to $0.

5. *Franchise Sales and Agreements*

The Company began selling franchises in February of 2016. During 2016 a total of (3) three franchises were sold.

The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support as well as the delivery of inventory needed for the operation of the Franchisees' outlets.

6. *Member's Equity*

The Company is authorized to issue an unlimited number of membership units. Upon its creation, the Company issued units to the founding member as consideration for $54,198 in cash. During 2016 a total of $60,696 was contributed in cash by the members.

7. *Subsequent Events*

Management has evaluated subsequent events through February 9, 2017, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.